SUPPLEMENT NO. 1

                       TO THE LIMITED OFFERING MEMORANDUM
                             DATED JANUARY 14, 1998
                                       OF
                            CIRO INTERNATIONAL, INC.

     Ciro International, Inc., a Nevada corporation (the "Company"), hereby amends the Limited Offering Memorandum dated January 14, 1998 (the "Memorandum") as follows:

     1. All shares to be issued pursuant to the limited offering are being offered and sold upon the condition that such shares shall not be sold or transferred for a period of six (6) months through October 1, 1998. Each certificate representing such shares shall bear a restrictive legend reflecting such restriction and stop transfer instructions will be placed on the transfer records of the Company with the transfer agent. These restrictions are in addition to the restrictions on transfer set forth in the Memorandum and in the Subscription Agreement. See "Plan of Distribution" and the Subscription Agreement.

     2. On February 27, 1998, Laszlo Schwartz resigned as vice-president and secretary of the Company and of Ciro Jewelry, Inc. On February 27, 1998, Mr. Schwartz also sold the 350,000 shares of the Company owned by him to Murray A. Wilson, an officer, director and principal shareholder of the Company, for $20,000 paid by Mr. Wilson. See "Management" and "Principal Shareholders."

     3. On February 27, 1998, the Board of Directors appointed Mr. Wilson as Secretary and Max Bloch as Vice-President of the Company. Mr. Wilson was also appointed Secretary of Ciro Jewelry, Inc. A brief description of Mr. Bloch's background and business experience follows:

          MAX BLOCH, has been a partner in Berlowitz Bloch & Partner, Zurich, Switzerland, a portfolio management firm, since 1996. From 1994 to 1996 he was the Deputy Manager and a director of Giro-Credit Bank, Zurich, Switzerland, and from 1993 to 1994 he was the Deputy Manager and a director of Uto Bank AG, Zurich, Switzerland. Age 46.

     4. As a result of the sale of stock by Mr. Schwartz, he is no longer a 5% shareholder of the Company. Set forth below is a revised table of the principal shareholders:

Name and                                                    Percent of Class
Address of                        Amount and Nature of      ----------------
Beneficial Owner                  Beneficial Ownership(1)   Before   After(2)
----------------                  -----------------------   ------   --------

Murray A. Wilson                   3,500,000                 54%       44%
445 Fifth Avenue
New York, NY 10016

Max Bloch                          -0-

Executive Officers and Directors   3,500,000                 54%       44%
as a Group (2 Persons)


See "Principal Shareholders."

     5. The Company has terminated the license agreement with J&S Fashions of Boca Raton, Florida, and is presently seeking a replacement company to manufacture the jewelry which the Company proposes to market in its retail stores. See "Business--General."

Date: February 27, 1998

     The undersigned subscriber hereby acknowledges receipt of the foregoing Supplement.


                                                  ------------------------------
                                                  Signature


                                                  ------------------------------
                                                  Please Print Name


----------

     (1) Unless otherwise indicated, the named person is deemed to be the sole beneficial owner of the shares.

     (2) Assumes the sale of all of the Shares, of which there is no assurance. If all of the Shares are sold, and assuming no fUrther issuances of shares of Common Stock by the Company, the Company would have 8,000,000 shares outstanding following the offering.


                                      -2-